Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

October 13, 2015

VIA EDGAR

John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Response to SEC Staff Comment Letter dated October 9, 2015 Singer Madeline Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed September 28, 2015 File No. 333-205940

Dear Mr. Reynolds:

On behalf of Singer Madeline Holdings, Inc. (“Holdings” or the “Issuer”), this letter responds to your letter, dated October 9, 2015 (the “Comment Letter”), regarding Amendment No. 1 (“Amendment No. 1”) to the above referenced filing (as amended from time to time, the “Registration Statement”) relating to the proposed transaction, pursuant to which Martha Stewart Living Omnimedia, Inc. (“MSLO”) and Sequential Brands Group, Inc. (“Sequential”) will become wholly-owned subsidiaries of Holdings. Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed electronically on EDGAR today. For your convenience, the Issuer has also filed on EDGAR marked copies of Amendment No. 2 showing all changes from Amendment No. 1 as filed on September 28, 2015.

Set forth below are the Issuer’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Comment Letter. For your convenience, the Staff’s comments have been reproduced below in bold-face font. Please note that all page numbers in the responses below are references to the page numbers of Amendment No. 2, unless otherwise noted. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Registration Statement.

Mr. John Reynolds October 13, 2015 Page 2

General

Comment 1: We note your response to comment 2 and your reliance on Rule 14a-2(b)(2). As previously requested, please tell us why, given their position or relationship with the issuer, the solicitation was not made “on behalf of the registrant.” Include in your analysis the facts that Mr. Sweedler is the chairman of Sequential and the co-founder of Tengram, Sequential engaged Tengram’s affiliate to provide services pertaining to mergers and acquisitions pursuant to a consulting services agreement, and Sequential plans to pay Tengram’s affiliate $2.5 million upon completion of the mergers.

While Tengram Capital Partners Gen2 Fund, L.P. (“Tengram Fund”) may be Sequential’s largest stockholder and thus deemed an affiliate, we respectfully note that Tengram Fund is an entity completely independent and distinct from Sequential. Tengram Fund has its own managing partner, board of directors, officers and investment committee, each with obligations to its investors and other stakeholders. Tengram Fund, when acting on its own behalf, is entitled to rely upon Rule 14a-2(b)(2) (the “ten-person-or-less exemption”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which provides that Rule 14a-3 to 14a-6, Rule 14a-8, and Rule 14a-10 to 14a-15 do not apply to “[a]ny solicitation made otherwise than on behalf of the registrant where the total number of persons solicited in not more than ten.”

The ability to act and be perceived as a separate entity and to rely upon exemptions and rules such as the “ten-person-or-less” exemption is critically important to certain activities that Tengram Fund, like other private equity firms, performs in furtherance of its portfolio companies, like Sequential. As with many private equity firms, Tengram Fund actively engages with its portfolio companies and investments in order to maximize the potential of its investment. Similarly, as is customary with many private equity backed companies, Mr. Sweedler sits on the Sequential Board of Directors and provides oversight over Tengram Fund’s investment. Despite Tengram Fund’s engagement with Sequential and Mr. Sweedler’s position on the Sequential Board of Directors, Sequential is but one of Tengram Fund’s investments. Tengram Fund supervises numerous investments, has responsibilities to its own limited partners and stakeholders and manages its portfolio for its own capital appreciation and profit. The fact that Mr. Sweedler is the Chairman of the Sequential Board of Directors, and that Tengram Capital Partners, L.P. (“TCP”) has consulting and other arrangements with Sequential does not convert the actions of Tengram Fund, taken in the capacity of a stockholder, or Mr. Sweedler, as an investor in Tengram Fund, into actions of the registrant.

As disclosed on page 107 of the amended S-4, Sequential is a party to an agreement (the “TCP Agreement”), whereby TCP provides professional services and advice to Sequential with respect to various corporate matters, including mergers and acquisitions. Additionally, Sequential is party to a consulting arrangement with an employee of TCP, pursuant to which the TCP Employee provides legal and other consulting services from time to time at Sequential’s request. Pursuant to the TCP Agreement and the consulting arrangement with the TCP Employee, the TCP Employee and other representatives of TCP participated in the discussions related to the mergers. Additionally, pursuant to the TCP Agreement, TCP occasionally identifies business transactions that may be favorable for Sequential to pursue. In this case, TCP identified MSLO as a possible target for Sequential and such identification, in addition to the increased activities provided under the TCP Agreement, is expected to result in the additional payment to TCP of $2.5 million upon the consummation of the mergers.

Mr. John Reynolds October 13, 2015 Page 3

Separate and apart from the ongoing services TCP provides to Sequential, as described above, representatives of Tengram Fund, as the largest shareholder, participated in some of the negotiations related to the mergers, given Mr. Sweedler and Ms. Stewart knew each other, and solicited the consenting holders. The forgoing participation and solicitation by Tengram Fund were intended to maximize the value of Tengram Fund’s investment in Sequential. Such activities were not conducted on behalf of Sequential or the registrant and these activities with respect to the mergers were not approved by the Sequential Board of Directors or any committee thereof, nor did the Sequential Board of Directors or any committee thereof authorize or otherwise direct or instruct Tengram Fund or management to solicit existing stockholders to support or approve the transactions. Tengram Fund is not receiving any compensation for the solicitation of the consenting holders, nor are any consenting holders receiving any compensation for their consents. In connection with the activities which contributed to the signing of the consents to approve the mergers Mr. Sweedler and representatives of Tengram Fund acting at his request, acted solely in his and Tengram Fund’s capacity as a stockholder of Sequential to preserve and enhance his and Tengram Fund’s investment in Sequential. These independent actions by Mr. Sweedler and representatives of Tengram Fund were in Tengram Fund’s own best interest, which may at times align with those of Sequential, but is not one and the same.

In sum, the consent solicitation at issue was conducted independently by or on behalf of Mr. Sweedler and Tengram Fund and not by and on behalf of the registrant or Sequential. The solicitation was effected in order to expedite the majority-approval process and to reduce the uncertainty about whether the transactions would be approved which would in turn expedite and potentially increase Tengram Fund’s return on its investment in Sequential. The TCP Employee and representatives of TCP acting pursuant to the TCP Agreement were not involved in the consent solicitation at issue here. As a result, the solicitation of consents from less than ten Sequential shareholders was done in compliance with the “ten-person-or-less” exemption in Rule 14a-2(b)(2).

In coming to this conclusion we respectfully note important differences between the language in the exemptions under Rules 14a-2(b)(1) and (2). The exemption in Rule 14a-2(b)(1) contains a list of persons who are specifically prohibited from relying on such exemption, including any “affiliate or associate of the registrant.” In contrast, the “ten-person-or-less” exemption in Rule 14a-2(b)(2) contains no such list of persons who are prohibited from relying on the exemption, in particular the exemption found in Rule 14a-2(b)(2) remains silent on its use by affiliates. Instead, the “ten-person-or-less” exemption excludes only the registrant from its provisions. To impose a restriction not found in the language of the rule, especially where the statutory construction stands in contrast to that of Rule 14a-2(b)(1), would only serve to gut the entire purpose and remove the benefit of the “ten-person-or-less” exemption. Such an extreme interpretation, imputing an exclusion for affiliates not found in the rule, would mean that any and all affiliates could never rely on the “ten-person-or-less” exemption, something that is simply not the case in practice or interpretation. In the current situation, the solicitation was neither conducted by the registrant nor performed at its request or direction, rather Tengram Fund was acting in furtherance of its own interests as an investor in Sequential. As such we believe the actions of Tengram Fund and Mr. Sweedler in soliciting consents fall within the parameters set forth in the “ten-person-or-less” exemption.

Mr. John Reynolds October 13, 2015 Page 4

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 55 and 74 in response to this comment.

Material U.S. Federal Income Tax Consequences of the Mergers, page 108

Comment 2: Please disclose that you will recirculate and resolicit if one or both of the tax opinions to be delivered at closing are not delivered. For guidance, see Staff Legal Bulletin No. 19 Section III.D.3.

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 20 and 109 in response to this comment. The Issuer respectfully advises the Staff that it will file signed tax opinions prior to requesting the Registration Statement be declared effective.

MSLO’s Reasons for the Mergers; Recommendation of the MSLO Board of Directors

Opinion of the Special Committee’s Financial Advisor, page 125

Comment 3: Please revise the financial projections on page 143 to reflect the estimates used in determining the discounted cash flow analysis on page 132. Similarly, please provide the financial projections used in determining the discounted cash flow analysis on page 157.

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 147, 148 and 157 in response to this comment.

Sequential’s Reasons for the Mergers; Approval of the Sequential Board of Directors

Analysis of MSLO’s Financial Value, page 155

Comment 4: Please include in the Selected Companies Analysis the calculations used to determine the median multiples used in the calculations on page 156. In addition, please provide the further breakdown in the calculation to arrive at the implied value per fully diluted share.

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on page 155 in response to this comment.

Opinion of Sequential’s Financial Advisor – General, page 157

Comment 5: We note your response to comment 21. Please disclose in the filing the basis for Consensus’ belief that shareholders cannot rely upon the opinion to support any claims against Consensus arising under applicable state law (e.g., the inclusion of an express disclaimer in Consensus’ engagement letter with the company). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to Consensus would have no effect on the rights and responsibilities of either Consensus or the board of directors under the federal securities laws.

Mr. John Reynolds October 13, 2015 Page 5

The Issuer respectfully notes that the disclosure on page 158 of Amendment No. 2 has been revised to respond to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2015, page 163

Comment 6: We note the adjustment ‘d’ regarding the preliminary purchase price allocation of the acquisition of Joe’s Jeans Licensing and recognition of goodwill in the amount of $ 27,647. We note the disclosures on page 14 and Sequential’s Form 8-K filed on September 14, 2015 and September 28, 2015 indicate that Sequential entered into an asset purchase agreement and purchased certain intellectual property assets used or held for use in Joe’s Jeans’ business. Tell us and disclose in detail what is acquired and how you accounted for the acquisition i.e. acquisition of assets or a business. If you concluded you acquired a business, please revise your disclosures as appropriate. If you concluded that you acquired certain intellectual property assets rather than a business, demonstrate to us how recognition of goodwill is appropriate. Refer to FASB ASC 805-50-30-3.

Sequential purchased certain intellectual property assets used or held for use in the Joe’s Jeans business operated under the brand names “Joe’s Jeans,” “Joe’s,” “Joe’s JD” and “else” (“Joe’s Jeans Licensing”). Sequential accounted for the acquisition as a business combination in accordance with Financial Accounting Standards Board Accounting Standards Codification 805 Business Combinations.

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 47 of Amendment No. 2 and Sequential has amended its 8-K dated September 11, 2015 in response to this comment.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2014, page 165

Comment 7: We note your revision to footnote (h) on page 165 of Amendment No. 1 in response to comment 16. We also note the disclosure on page F-21 in Sequential Form 10-K for the year ended December 31, 2014 that the Galaxy acquisition consideration holdback amount shall be retained by Sequential for 18 months after the consummation of the acquisition. Please tell us how you have concluded that the performance conditions for the holdback amount would have been satisfied by December 31, 2014 had the Galaxy acquisition occurred on January 1, 2014 and the inclusion of 1,375,000 held back shares is appropriate. Please revise or advise.

Mr. John Reynolds October 13, 2015 Page 6

Sequential concluded that the performance condition for the holdback amount would have been satisfied by December 31, 2014 had the Galaxy acquisition occurred on January 1, 2014 and therefore the inclusion of 1,375,010 held back shares is appropriate. The shares in question were held back as security for any payment obligations of Galaxy’s stockholders pursuant to the merger agreement related to the Galaxy acquisition, whether in connection with any indemnification obligation or otherwise. Effective following the closing date of the Galaxy acquisition, each of Galaxy’s stockholders is required to defend, indemnify and hold harmless Sequential and its affiliates, officers, directors, employees, agents, successors and assigns from and against losses arising out of or resulting from (1) any breach of any representation or warranty of Galaxy contained in the merger agreement related to the Galaxy acquisition, (2) any breach of any covenant or agreement in the merger agreement related to the Galaxy acquisition or any document delivered in connection therewith, and (3) related to the failure of Galaxy to deliver consents to the merger agreement related to the Galaxy acquisition from the requisite number of stockholders. From the closing of the Galaxy acquisition through December 31, 2014, no indemnity claims against were brought against Galaxy, and, to Sequential’s and the Issuer’s knowledge, there were no breaches of any covenant or agreement. Furthermore, Galaxy timely delivered sufficient stockholder consents as required by the merger agreement related to the Galaxy acquisition. As such, the performance condition would have been satisfied if the reporting date was the end of the performance period and therefore the shares would have been released to Galaxy’s stockholders as of January 1, 2014 and are therefore included in the Issuer’s basic and diluted shares.

The Issuer respectfully notes that the disclosure on page 165 of Amendment No. 2 has been revised to respond to the Staff’s comment.

Comment 8: We note your response to comment 17. Please provide us with the amounts of severance costs, deal costs and contract amendment fees that were recorded by Galaxy prior to the acquisition. Please explain to us the nature of contract amendment fees and tell us how you have concluded such contract amendment fees would not be reflected in your financial statements for the year ended December 31, 2014 had the Galaxy acquisition occurred on January 1, 2014.

The adjustment of $21,572 represents the elimination of Galaxy Brand Holdings, Inc. severance costs ($11,500), deal costs ($2,802) and contract amendment fees ($7,270) that were recorded by Galaxy Brand Holdings, Inc. in their August 15, 2014 closing financial statements. Contract amendments negotiated by Galaxy Brand Holdings, Inc. were designed to establish the contracts as arm’s length arrangements at then current market rates. The amendment fees incurred by Galaxy facilitated the re-negotiation of these contracts and in each case, Sequential would not have entered into contracts with the licensees or vendors at the rates that Galaxy entered into and as such, these contract amendment fees would not have been incurred by Sequential or the Issuer in its continuing operations. The effects of these amendments are factually supportable and directly attributable to the transaction. Per paragraph 3230.4 of the Securities and Exchange Commission’s Division of Corporation Finance Financial Reporting Manual, material nonrecurring charges of credits and related tax effects which result directly from a transaction and which will be included in the income of the registrant within the 12 months following a transaction are not included in pro forma income statements.

Mr. John Reynolds October 13, 2015 Page 7

The Issuer respectfully notes that the disclosure on page 165 of Amendment No. 2 has been revised to respond to the Staff’s comment.

Exhibits

Comment 9: We note your response to comment 24. Pursuant to Item 601(b)(2) of Regulation S-K, please file the list with your next amendment. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.

In response to the Staff’s comment, a list of the omitted schedules has been included on page A-94 of the Agreement and Plan of Merger attached as Annex A to the combined statement/prospectus. An agreement to furnish the Staff with a copy of any such omitted schedule upon request is also included in the exhibit index to the Registration Statement on page II-6.

Comment 10: We note that Consensus Securities LLC’s consent (included as an exhibit in your registration statement filed on July 30, 2015) stated that its consent was not to be used “in whole or in part in any registration statement (including any subsequent amendments to the Registration Statement).” Therefore, please file Consensus Securities LLC’s consent for each amendment.

The Issuer respectfully acknowledges the Staff’s comment and has filed the consent of Consensus Securities LLC with Amendment No. 2 as Exhibit 99.3.

Sequential Brands Group, Inc.

Form 8-K filed September 28, 2015

Exhibit 99.2

Independent Auditor’s Report, page F-2

Comment 11: Please direct your auditor to sign and include the firm name in the audit report. Please amend the filing to include the revised Independent Auditor’s Report that complies with Rule 2-02(a) of Regulation S-X.

The Issuer respectfully acknowledges the Staff’s comment and Sequential has amended its 8-K dated September 11, 2015 to include a revised Independent Auditor’s Report that complies with Rule 2-02(a) of Regulation S-X. The further amended 8-K was filed via EDGAR on October 13, 2015.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (212) 351-4062.

Sincerely,

/s/ Barbara L. Becker, Esq.
Barbara L. Becker, Esq.

cc:	Yehuda Shmidman Singer Madeline Holdings, Inc.

The undersigned hereby acknowledges on behalf of Singer Madeline Holdings, Inc. that in connection with the Registration Statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: October 13, 2015

SINGER MADELINE HOLDINGS, INC.,

by	/s/ Yehuda Shmidman
Yehuda Shmidman
Chief Executive Officer,
Secretary and Director